GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE:  (617) 648-9100      FACSIMILE:  (617) 648-9199

August 27, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                    Russell Mancuso

Tom Jones

Re:                                 Vitae Pharmaceuticals, Inc.

Registration Statement on Form S-1
Filed August 12, 2014
File No. 333-198090

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 25, 2014 relating to the Company’s Registration Statement on Form S-1 filed on August 12, 2014 (the “Registration Statement”).

On behalf of the Company, we are also electronically transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1. The marked copy shows changes from the Registration Statement originally filed on August 12, 2014.

In this letter, we recite the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable.

Prospectus Summary, page 1

1.                                      Please update the disclosure. In this regard, we note that you refer on pages 1 and 2 to clinical trials expected to commence in July 2014. Also, based on the information on page F-52, it appears that your disclosure on page 142 is not current.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comments and has incorporated changes into Amendment No. 1 in order to address them.

Overview, page 1

2.                                      Your response to the first sentence of prior comment 4 appears to indicate that you believe that you have developed an improved process; however, since it appears that the process has not yet resulted in successfully commercialized drugs and you have not provided information indicating that others are seeking to follow the process that you have developed, it remains unclear why you believe your disclosure regarding leadership is accurate.  Also, please provide us your analysis of whether the publication of the article that you mention in your response is an offer as contemplated by the Securities Act and if so how it is consistent with Section 5 of the Act; include in your response a summary of the content and publication date of any similar articles that you had published.

RESPONSE TO COMMENT 2:

With respect to the portion of this comment related to the Company’s process, the Company acknowledges the Staff’s comments and has incorporated changes into Amendment No. 1 in order to address them.

With respect to the portion of this comment related to the publication of the article entitled “An electronic environment and contact direction sensitive scoring function for predicting affinities of protein-ligand complexes in Contour®” (the “Article”), we respectfully submit that the publication of the article did not constitute an “offer” within the meaning of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). The Article was written and submitted for publication in the Company’s normal course of business and did not represent an attempt by the Company to market, sell, or dispose of its securities.  The Company’s scientists routinely author articles for submission to medical and scientific journals. These journals target the medical and scientific communities and, while generally available, they are not widely disseminated. In addition, the Article was initially submitted for publication several months prior to the Company submitting its draft registration statement for the proposed offering to the Commission and over 50 days prior to the organizational meeting for the offering.

The Company is aware of the Staff’s broad view of what constitutes an offer, embodied in its Guidelines for the Release of Information by Issuers Whose Securities are in Registration, Release No. 33-5180 (Aug. 16, 1971), and analyzed the Article with that in mind. We believe that the Article was not an “offer,” for the reasons set forth below.

Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” The Article was not an offer because it makes no reference to the terms of the proposed offering, the manner or timing by which the Company expects to dispose of securities, the names of the underwriters, how to participate in the offering or the potential returns or benefits to investors in the offering and includes no other language that would normally be considered as constituting an “offer.”

The Company recognizes, however, that the Commission expanded what constitutes an “offer,” stating in Securities Act Release No. 33-3844 (“Release No. 3844”) that: “The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”  We respectfully submit that publication of the Article was not a part of any “selling effort”.  The Article was published in a scientific journal with limited distribution within the molecular biology science community.  The Article was written and submitted by the Company’s employees in the ordinary course and consistent with prior practice. We further submit that publication of the Article will not contribute to the conditioning of the public mind or market or arousing public interest in the Company due to the scientific nature of the Article.  In addition, while more technical and detailed, the description of Contour in the Article is consistent with the prospectus.  We respectfully submit that additional details from the Article regarding Contour would not enhance an investor’s understanding of the Company’s business or prospects.

The Company supplementally advises the Staff, that there have been no other recent articles published by the Company or its employees since July 5, 2014.

In response to the Staff’s request for a summary of the content and publication date of any similar articles that the Company has published, we have prepared the below list of the Company’s published articles since the beginning of 2013 with similar content to the Article.

A.            Title:                 An electronic environment and contact direction sensitive scoring function for predicting affinities of protein-ligand complexes in Contour®

Authors:                                               Lindblom PR, Wu G, Liu Z, Jim KC, Baldwin JJ, Gregg RE, Claremon DA, Singh SB.

Journal:                                               J Mol Graph Model.

Date of publication and journal edition: 2014 Jul 28; 53C:118-127.

Summary:                                    Describes the scoring function for Contour.

B.            Title:                 The Use of Spirocyclic Scaffolds in Drug Discovery.

Authors:                                               Zheng Y, Tice CM, Singh SB.

Journal:                                               Bioorg Med Chem Lett.

Date of publication and journal edition: 2014 Aug 15; 24(16):3673-3682. Review.

Summary:                                    A review article on the use of spirocyclics in drug discovery.

C.            Title:                 The Medicinal Chemistry of Liver X Receptor (LXR) Modulators.

Authors:                                               Tice CM, Noto PB, Fan KY, Zhuang L, Lala DS, Singh SB.

Journal:                                               J Med Chem.

Date of publication and journal edition: 2014 May 28. [E-publication ahead of print]

Summary:                                    A review article on drug discovery efforts in the pharmaceutical industry for LXR modulators.

D.            Title:                 Multiple ascending dose study with the new renin inhibitor VTP-27999: nephrocentric consequences of too much renin inhibition.

Authors:                                               Balcarek J, Sevá Pessôa B, Bryson C, Azizi M, Ménard J, Garrelds IM, McGeehan G, Reeves RA, Griffith SG, Danser AH, Gregg R.

Journal:                                               Hypertension.

Date of publication and journal edition: 2014 May; 63(5):942-50.

Summary:                                    Phase 1 clinical results for Vitae’s renin inhibitor.

E.             Title:                 Structure-based design of β-site APP cleaving enzyme 1 (BACE1) inhibitors for the treatment of Alzheimer’s disease.

Authors:                                               Yuan J, Venkatraman S, Zheng Y, McKeever BM, Dillard LW, Singh SB.

Journal:                                               J Med Chem.

Date of publication and journal edition: 2013 Jun 13; 56(11):4156-80. Review.

Summary:                                    Review article on work on BACE inhibitors in the pharmaceutical industry.

F.              Title:                 New renin inhibitor VTP-27999 alters renin immunoreactivity and does not unfold prorenin.

Authors:                                               Krop M, Lu X, Verdonk K, Schalekamp MA, van Gool JM, McKeever BM, Gregg R, Danser AH.

Journal:                                               Hypertension.

Date of publication and journal edition: 2013 May; 61(5):1075-82.

Summary:                                    Description of the structural alterations of renin and prorenin when Vitae’s renin inhibitor binds to them.

Risk Factors, page 11

3.                                      We note your response to prior comment 8.  Please add a risk factor to disclose (1) your reliance on Rule 3a-8 and (2) the risks to you and your investors if you should fail to meet the conditions of Rule 3a-8.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has added an additional risk factor to the Section titled, “Risks Related to Our Business and Industry”, in Amendment No. 1.

Use of Proceeds, page 46

4.                                     We note your revisions in response to prior comment 10.  Please clarify what you mean by single and multiple ascending dose, and whether these trials represent all of the steps of Phase 1.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 1 in order to address the comment.

Capitalization, page 48

5.                                      We note that you removed cash, cash equivalents, and marketable securities from the capitalization table in response to prior comment 11.  As a result, it appears that certain language before and after the table referring to cash, cash equivalents and marketable securities should similarly be removed.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has removed the references to cash, cash equivalents, and marketable securities before and after the referenced table in Amendment No. 1.

Stock-Based Compensation, page 64

6.                                      Your response to prior comment 13 appears to address your disclosure regarding the conclusions of the Board; however, that comment addressed your disclosure of the conclusions of the “independent valuation firm.” Please revise your disclosure to name that firm, and include its consent as an exhibit to this registration statement.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has removed references to the independent valuation firm.  The Company respectfully advises the Staff that third party valuations were only one of many factors the Company’s Board of Directors (the “Board”) used in determining the fair value of the Company’s common stock.  The Board used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, considering numerous objective and subjective factors to determine common stock fair market value at each option grant date, including input from management, third party valuations of the common stock, external market conditions affecting the life sciences industry sector, the prices at which the Company sold shares of convertible preferred stock, the superior rights and preferences of securities senior to the common stock at the time of each grant, the Company’s results of operations and financial position, the status of the Company’s research and development efforts, the Company’s stage of development and business strategy and the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company.  In determining the estimated fair value of the Company’s common stock, the Board also considered the fact that the common stock is not freely tradable in the public market, such that the estimated fair value of the Company’s common stock at each grant date reflects a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. Accordingly, we respectfully submit that the third party valuation did not determine the estimated fair value of the Company’s common stock. Rather, such valuation was one of many factors used by the Board in making its determination of estimated fair value.

Immuno-Oncology Program, page 101

7.                                      It does not appear that you revised the disclosure in the second paragraph of this section in response to prior comment 14.  Therefore, if the clinical successes and clinical results that you describe in that paragraph are not the results of your clinical studies, please revise to remove any implication to the contrary.  Please also apply this comment to the disclosure that you added at the top of page 80.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 1 in order to address the comment.

Collaborations, page 105

8.                                      We note your revisions in response to prior comment 24.  Please clarify the purpose of the amendments to your agreements with your related parties.  For example, where you say the scope was clarified, what was unclear about the original agreement and why did it need to be clarified? Where you say the development plan was revised, was it extended or accelerated?  To what extent?  Why?

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 1 in order to address the comment.

9.                                      Please ensure that you have disclosed the material terms of the amended agreements and that you have filed the amended agreements as exhibits.  In this regard, we note the reference in the fourth paragraph of this section to an amendment in May 2014.  Please tell us with specificity where you filed the agreement as an exhibit.  Also, please tell us why you have not included in this section disclosure of the amended agreement dated February 5, 2014 filed as exhibit 10.9.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comments and has revised the reference to the amendment referenced in the Staff’s comments to the correct date, February 2014.  The Company respectfully advises the Staff that there was no May 2014 amendment, and that reference was an inadvertent oversight.

Outstanding Equity Awards, page 128

10.                               The instruction that you cite in your response to prior comment 21 is not the instruction that governs the disclosure required in the footnotes to this table.  See instruction 2 to Regulation S-K Item 402(p)(2).  Please revise your analysis accordingly.  If your revised analysis concludes that the disclosure need not be provided, include in your response what the milestones are and a clear explanation of how disclosure of those milestones is likely to cause substantial competitive harm.  Also, if you do not believe that the actual final agreement governing this grant must be filed as an exhibit to this registration statement, please provide us the basis for your belief and provide us a copy of the agreement.

RESPONSE TO COMMENT 10:

While the Company continues to believe that the milestones are proprietary and sensitive information, at this juncture, the Company has added a description of the relevant milestones in Amendment No. 1. The Company has also revised Exhibit 10.2 in order to include a form of performance option award.

Certain Relationships and Related Party Transactions, page 141

11.                               Please tell us whether additional disclosure would be provided in response to Regulation S-K Item 404 if you had disclosed the information required by Regulation S-K Item 403 based on currently outstanding securities, rather than on an as-converted basis; see instruction 1.b.(i) to Regulation S-K Item 404(a).

RESPONSE TO COMMENT 11:

The Company respectfully advises the Staff that, other than as disclosed in Amendment No. 1, there have been no other transactions since January 1, 2011, to which the Company has been a party in which the amount involved exceeded or will exceed $120,000 and in which any of the beneficial holders of more than 5% of any class of the Company voting securities, or entities affiliated with such stock holders, had or will have a direct or indirect material interest.

Voting Agreement, page 141

12.                               Please expand your response to prior comment 25 to tell us why you do not believe your disclosure need address section 2.4(f) of exhibit 4.2, which, according to section 2.12 that you cite in your response, survives the IPO.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has added the additional disclosures in Amendment No. 1 to describe the referenced section of the Investors’ Rights Agreement.

Principal Stockholders, page 143

13.                               We note your revisions on page 130 in response to prior comment 22.  Please confirm our understanding that the 9,000,000 shares will be reflected in the last two columns of the table on page 143.  Also, if these are the shares excluded per the third bullet point on page 7, please provide us your analysis of why it is appropriate to exclude those shares.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comments and has added the requested additional disclosures into Amendment No. 1.  The 9,000,000 shares will be reflected in the last two columns of the principal stockholder table in a subsequent amendment.  With respect to the third bullet on pages 7, 49 and 51 of the Registration Statement (page 8, 51 and 53, respectively, of Amendment No. 1), the Company has revised the disclosures such that the 9,000,000 shares will be included, rather than excluded.

14.                               Please expand your response to prior comment 26 to provide more complete and specific information regarding how voting and dispositive power is exercised over your shares held in the name of Boehringer and Venrock.  Include the number of people that must be involved before a voting or dispositive decision is made, and the role of those people.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comments and respectfully advises that, with respect to the shares held by Venrock, each of Venrock’s affiliated entity funds is managed by individuals numbering between 3 and 10.  The number of people that must be involved before a voting or dispositive decision is made varies depending on which of Venrock’s affiliated fund entities is involved and is determined by the governance documents of the relevant entity.  The role of the individuals making these decisions is, in each case, to manage the entity’s portfolio. The voting or disposition of the Venrock affiliated fund’s portfolio securities requires the approval of a majority of the members or general partners, as applicable.

The Company respectfully advises that it has reached out to Boehringer for the requested information and will provide it to the Staff as soon as it is available.

Exhibit Index, page II-7

15.                               We note your response to prior comment 34.  However, exhibit 10.24 to your Form S-1 filed on August 12, 2014 appears to be missing Exhibit E.  Please file the complete exhibit.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and has revised and refiled Exhibit 10.24 in order to address the comment.

16.                               We note your response to prior comment 35.  Please tell us, with a view to disclosure, how the registrant is a party to the lease agreement between 502 WOC Properties, LP and Concurrent Pharmaceuticals, Inc. filed as exhibit 10.28 to your Form S-1.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comment and respectfully advises that Concurrent Pharmaceuticals, Inc. was the Company’s previous name, which was changed to Vitae Pharmaceuticals, Inc. on November 30, 2004.

*       *       *       *       *

Please do not hesitate to contact me at (617) 648-9165 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Stephen M. Wheeler

Stephen M. Wheeler
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Jeffrey S. Hatfield, Vitae Pharmaceuticals, Inc.

Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP